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                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-57511

PROSPECTUS SUPPLEMENT NO. 1
           TO
PROSPECTUS DATED JUNE 30, 1998


                                3,740,034 SHARES
                            SFX ENTERTAINMENT, INC.
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                             CLASS A COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

     The following information supplements the Prospectus (the "Prospectus") dated June 30, 1998 of SFX Entertainment, Inc., a Delaware corporation (the "Company"), related to the offering of up to 3,740,034 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Company from time to time by certain Selling Stockholders. Capitalized terms used but not defined herein have the meaning ascribed to them in the Prospectus.

     On July 2, 1998, the Company acquired certain assets of Don Law, a leading concert and theater promoter in New England, for an aggregate consideration of approximately $93.4 million including the repayment of approximately
$10.0 million in debt and approximately $3.4 million for working capital. The Company exercised its right to pay the purchase price in cash in lieu of 531,782 shares of Class A Common Stock and financed such purchase price with proceeds from the Equity Offering and with cash from operations. The Company opted to acquire the Harborlights Assets in this transaction. As contemplated in the Prospectus, the Company and Don Law entered into an agreement pursuant to which the assets acquired in the Don Law Acquisition, with certain exceptions, will be subject to a right of first offer and refusal by the members of Don Law if the Company elects to sell such assets within two years after the closing of the Don Law Acquisition.


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         The date of this Prospectus Supplement No. 1 is July 7, 1998